Exhibit 12.1

A.M. Castle & Co.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the year ended December 31,
	2007	2008		2009	2010	2011
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investee	$77,776	$(5,241)		$(43,569)	$(14,326)	$(14,613)
Fixed charges (see below)	19,254	15,523		10,076	8,312	16,155
Amortization of capitalized interest	—	31		62	62	62
Distributed income of equity method investee	1,545	2,955		485	1,260	3,117
Interest capitalized	(267)	(160)		—	—	—
Total adjusted earnings available for payment of fixed charges	$98,308	$13,108		$(32,946)	$(4,692)	$4,721

Fixed Charges:
Interest expense	$12,092	$9,498		$5,919	$4,504	$12,246
Interest capitalized	267	160		—	—	—
Amortization of deferred financing costs and debt discounts	1,207	716		684	685	1,662
Estimated interest component of rental expense	5,688	5,149		3,473	3,123	2,247
Total fixed charges	$19,254	$15,523		$10,076	$8,312	$16,155

Ratio of earnings to fixed charges	5.11	—	(a)	— (b)	— (c)	—	(d)

(a)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $2,415, due to a goodwill impairment charge of $58,860 recorded in the Company’s Metals segment in December 2008.

(b)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $43,022.

(c)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $13,004.

(d)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $11,434.